Deloitte & Touche LLP
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April 13, 2012

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Service Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Prince Edward Island Securities Office

Dear Sirs/Mesdames:

Re:      Merus Labs International Inc. - Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Merus Labs International Inc. dated April 13, 2012 (the “Notice”). Based on our knowledge of such information at this time, we agree with paragraphs numbered 2 and 3 (as it relates to Deloitte) within the Notice, and we have no basis to agree or disagree with paragraphs numbered 1, 4 and 5 within the Notice.

Yours very truly,

Chartered Accountants
April 13, 2012